SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 2)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §
240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

TREMONT MORTGAGE TRUST
(Name of Issuer)

Common Shares, $0.01 Par Value
(Title of Class of Securities)

894789 106
(CUSIP Number)

Adam D. Portnoy
Tremont Realty Advisors LLC
Two Newton Place, 255 Washington Street, Suite 300
Newton, MA 02458
(617) 219-1440
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 2 of 13

1	NAMES OF REPORTING PERSONS Tremont Realty Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IA

1	The percentages of beneficial ownership reported in this Amendment No. 2 to Schedule 13D are based on approximately 8,305,911 shares of beneficial interest of the Issuer outstanding as of April 23, 2021, such number of shares being based on information made publicly available by the Issuer.

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 3 of 13

1	NAMES OF REPORTING PERSONS The RMR Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 4 of 13

1	NAMES OF REPORTING PERSONS The RMR Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO, HC

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 5 of 13

1	NAMES OF REPORTING PERSONS ABP Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 6 of 13

1	NAMES OF REPORTING PERSONS Adam D. Portnoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,500
	8	SHARED VOTING POWER 1,600,100
	9	SOLE DISPOSITIVE POWER 10,500
	10	SHARED DISPOSITIVE POWER 1,600,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 7 of 13

This Amendment No. 2 (“Amendment No. 2”) is being filed jointly by Tremont Realty Advisors LLC, a Maryland limited liability company (“TRA”), The RMR Group LLC, a Maryland limited liability company and the sole member of TRA (“RMR LLC”), The RMR Group Inc., a Maryland corporation and the managing member of RMR LLC (“RMR INC”), ABP Trust, a Maryland statutory trust and the controlling shareholder of RMR INC, and Adam D. Portnoy (individually, a “Reporting Person,” and together, the “Reporting Persons”) with respect to the common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), of Tremont Mortgage Trust, a Maryland real estate investment trust (the “Issuer”). This Amendment No. 2 amends and supplements or restates, as applicable, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on May 23, 2019 (“Amendment No. 1” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in Schedule 13D. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Original Schedule 13D and Amendment No. 1.

ITEM 2.	IdentiTy and Background.

The persons filing this statement are the Reporting Persons. “Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated as follows:

TRA’s principal business is providing investment management services, including to the Issuer. RMR LLC’s principal business is providing management services. RMR INC’s principal business is holding membership interests in RMR LLC. ABP Trust’s principal business is holding shares of capital stock of RMR INC, holding membership interests in RMR LLC and investing in real estate. RMR LLC owns all of the outstanding membership interest of TRA.

The principal business office of each of TRA, RMR LLC, RMR INC and ABP Trust is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. Each of TRA, RMR LLC, RMR INC and ABP Trust are organized under the laws of the State of Maryland. The directors of TRA are Jennifer B. Clark, Matthew P. Jordan and Adam D. Portnoy. RMR LLC is the sole member of TRA. The directors of RMR INC are: Jennifer B. Clark; Ann Logan; Rosen Plevneliev; Adam D. Portnoy; Jonathan Veitch; and Walter Watkins. RMR INC is the managing member of RMR LLC.

The executive officers of TRA are: Matthew P. Jordan, President and Chief Executive Officer; Jennifer B. Clark, Executive Vice President, General Counsel and Secretary; G. Douglas Lanois, Senior Vice President, Treasurer and Chief Financial Officer; and Vern D. Larkin, Chief Compliance Officer and Director of Internal Audit.

The executive officers of RMR LLC are: Adam D. Portnoy, President and Chief Executive Officer;  Jennifer B. Clark, Executive Vice President, General Counsel and Secretary; Matthew P. Jordan, Executive Vice President, Chief Financial Officer and Treasurer; Jennifer F. (Francis) Mintzer, Executive Vice President; John G. Murray, Executive Vice President; and Jonathan M. Pertchik, Executive Vice President.

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 8 of 13

The executive officers of RMR INC are: Adam D. Portnoy, Managing Director, President and Chief Executive Officer; Jennifer B. Clark, Managing Director, Executive Vice President, General Counsel and Secretary; Matthew P. Jordan, Executive Vice President, Chief Financial Officer and Treasurer; Jennifer F. Francis, Executive Vice President of RMR LLC; John G. Murray, Executive Vice President of RMR LLC; and Jonathan M. Pertchik, Executive Vice President of RMR LLC.

The executive officers of ABP Trust are: Adam D. Portnoy, President; Matthew P. Jordan, Treasurer; and Jennifer B. Clark, Secretary.

Adam D. Portnoy has a business address at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. To the Reporting Persons’ knowledge, each of the other individuals listed above has a business address at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Adam D. Portnoy is principally employed by RMR LLC as its President and Chief Executive Officer. To the Reporting Persons’ knowledge, each of the other individuals listed above, other than Ann Logan, Rosen Plevneliev, Jonathan Veitch, Walter C. Watkins, and Jonathan M. Pertchik, are principally employed by RMR LLC in the positions listed above for RMR LLC. Ms. Logan, Mr. Plevneliev and Mr. Veitch are retired. Mr. Watkins is principally employed by WCW Enterprises, LLC, 500 Griswold Street, Suite #2430, Detroit, Michigan 48226, as principal. Mr. Pertchik is Chief Executive Officer and Managing Director of TravelCenters of America Inc., located at 24601 Center Ridge Road, Westlake, Ohio 44145. Matthew P. Jordan and Adam D. Portnoy are also Managing Trustees of the Issuer.

No Reporting Person and, to the Reporting Persons’ knowledge, none of the other individuals listed above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Adam D. Portnoy and, to the knowledge of the Reporting Persons, each of the other individuals listed above, other than Mr. Rosen Plevneliev, is a citizen of the United States. Mr. Plevneliev is a Bulgarian national. TRA and RMR LLC are each a Maryland limited liability company. RMR INC is a Maryland corporation and ABP Trust is a Maryland statutory trust.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended to add the following at the end thereof:

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 3.

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 9 of 13

Mr. Portnoy, as a Managing Trustee of the Issuer, has received and is eligible to receive awards of Common Shares under the Issuer’s equity compensation plan.

ITEM 4.	Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following at the end thereof:

On April 26, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RMRM, pursuant to which the Issuer will, subject to the satisfaction or waiver of the conditions of the Merger Agreement, merge with and into RMRM, with RMRM continuing as the surviving entity in the merger (the “Merger”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Common Share of the Issuer, issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.52 (the “Exchange Ratio”), of one newly issued common share of beneficial interest, $0.001 par value per share, of RMRM, subject to adjustment as described in the Merger Agreement, with cash paid in lieu of fractional shares.

As a condition and inducement to RMRM entering into the Merger Agreement, TRA entered into a voting agreement with RMRM (the “Voting Agreement”), dated as of April 26, 2021, pursuant to which it has irrevocably agreed that at any meeting of the shareholders of the Issuer held on or before the Effective Time, and at every adjournment or postponement thereof, TRA shall appear (in person or by proxy) at such meeting (or any adjournment or postponement thereof), and cause all of its Common Shares to be counted as present thereat for purposes of calculating a quorum and shall vote (or cause to be voted) all Common Shares which it is entitled to vote (a) in favor of (i) the approval of the Merger and the other Transactions (as defined in the Merger Agreement) to which the Issuer is a party, and (ii) any other proposal in respect of which the vote of shareholders of the Issuer is requested that could reasonably be expected to facilitate the Merger and the other Transactions to which the Issuer is a party (including any proposal to adjourn, recess or postpone the meeting to solicit additional proxies in favor of the approval of the Merger and the other Transactions to which the Issuer is a party if there are not sufficient votes to approve the Merger and the other Transactions to which the Issuer is a party on the date on which such meeting is held); and (b) against (i) the adoption or approval of any Superior Proposal (as defined in the Merger Agreement) and (ii) any other proposal in respect of which the vote or other approval of shareholders of the Issuer is requested that could reasonably be expected to impede, materially interfere with, materially delay or prevent the consummation of the Transactions (including the Merger).

Under the Voting Agreement, TRA also agreed not to, (a) directly or indirectly, sell, transfer, assign, pledge, tender, encumber or otherwise dispose, including through any “short sale” or derivative transactions, or limit its right to vote in any manner, any Common Shares, or agree to do either of the foregoing, or (b) take any action which, in either case, would have the effect of preventing or disabling TRA from performing its obligations under such agreement.

The Voting Agreement will terminate upon the earlier to occur of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms.

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 10 of 13

The foregoing summary of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibit 99.5 and Exhibit 99.6 hereto, respectively, and incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)	Amount beneficially owned and percentage of class:

TRA is the direct record owner of 1,600,100 Common Shares. The aggregate number of Common Shares beneficially owned by TRA is 1,600,100, representing approximately 19.3% of the Common Shares outstanding as of April 23, 2021.

Voting and investment power with respect to the shares of beneficial interest of the Issuer owned by TRA may be deemed to be shared by RMR LLC, RMR INC and ABP Trust. TRA is a direct wholly owned subsidiary of RMR LLC, which is a direct majority owned operating subsidiary of RMR INC. None of RMR LLC, RMR INC or ABP Trust directly own any Common Shares. Each of RMR LLC and RMR INC is the beneficial owner of 1,600,100 Common Shares, representing approximately 19.3% of the Common Shares outstanding as of April 23, 2021. ABP Trust may be deemed to beneficially own the 1,600,100 Common Shares held by TRA, representing approximately 19.3% of the Common Shares outstanding as of April 23, 2021.

Voting and investment power with respect to the shares of beneficial interest of the Issuer owned by TRA may be deemed to be shared by Adam D. Portnoy as the President, controlling shareholder of, and the sole trustee of, ABP Trust. Adam D. Portnoy is the direct record owner of 10,500 Common Shares. Adam D. Portnoy may be deemed to beneficially own 1,610,600 Common Shares, including the Common Shares held by TRA, representing approximately 19.4% of the Common Shares outstanding as of April 23, 2021.

(b)	Number of Common Shares as to which such person has:

(i)	Sole power to vote or direct the vote:

TRA:	0
RMR LLC:	0
RMR INC:	0
ABP Trust:	0
Adam D. Portnoy:	10,500
(ii)	Shared power to vote or direct the vote:

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 11 of 13

TRA:	1,600,100
RMR LLC:	1,600,100
RMR INC:	1,600,100
ABP Trust:	1,600,100
Adam D. Portnoy:	1,600,100

(iii)	Sole power to dispose or to direct the disposition of:

TRA:	0
RMR LLC:	0
RMR INC:	0
ABP Trust:	0
Adam D. Portnoy:	10,500

(iv)	Shared power to dispose or to direct the disposition of:

TRA:	1,600,100
RMR LLC:	1,600,100
RMR INC:	1,600,100
ABP Trust:	1,600,100
Adam D. Portnoy:	1,600,100

The percentages of beneficial ownership reported in this Schedule 13D are based on approximately 8,305,911 Common Shares of beneficial interest of the Issuer outstanding as of April 23, 2021 such number of shares being based on information made publicly available by the Issuer.

To the Reporting Persons’ knowledge, as of April 23, 2021, the other individuals named in Item 2 of this Schedule 13D beneficially owned 70,162 Common Shares.

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 12 of 13

(c)	Transactions effected in the past sixty days:

There have been no reportable transactions with respect to the Common Shares within the last 60 days by the Reporting Persons.

(d)	No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2 and 4 is incorporated by reference in its entirety.

TRA is a subsidiary of RMR LLC, which is the majority owned operating subsidiary of RMR INC, a holding company listed on The Nasdaq Stock Market LLC. The controlling shareholder of RMR INC is ABP Trust. Adam D. Portnoy, one of the Issuer’s Managing Trustees, is the sole trustee, an officer and the controlling shareholder of ABP Trust, a managing director, president and chief executive officer of RMR INC, a director of TRA and president and chief executive officer of RMR LLC. The Issuer’s Managing Trustees are also managing directors or managing trustees of other public companies to which RMR LLC or its subsidiaries provide management services. Each of the Issuer’s executive officers also is an officer and/or employee of TRA or RMR LLC and an officer or trustee of certain other companies to which RMR LLC or its subsidiaries provide management services.

On September 13, 2017, the Issuer entered into the Private Placement Purchase Agreement with TRA providing for the issuance and sale to TRA, concurrently with the closing of the Issuer’s initial public offering, of 600,000 Common Shares, at $20.00 per Common Share, the same price per Common Share as the initial public offering price in the Issuer’s initial public offering. Pursuant to the Private Placement Purchase Agreement, TRA also received demand and piggyback registration rights, subject to certain limitations, covering the Common Shares owned by it.

The foregoing summary of the Private Placement Agreement is not complete and is qualified in its entirety by reference to the Private Placement Agreement, a copy of which is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2017, and incorporated in this Item 6 by reference.

Under the Issuer’s equity compensation plan, the Issuer may grant shares to the Issuer’s Trustees, including Matthew P. Jordan and Adam D. Portnoy, and to officers and employees of RMR LLC or one of its subsidiaries, some of whom are the Issuer’s executive officers.

ITEM 7.	Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is hereby amended to add the following:

SCHEDULE 13D/A

CUSIP NO. 894789 106	Page 13 of 13

Exhibit 99.5	Agreement and Plan of Merger, dated as of April 26, 2021, between RMR Mortgage Trust and Tremont Mortgage Trust, a copy of which is incorporated herein by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by TRMT on April 27, 2021.

Exhibit 99.6	Voting Agreement, dated as of April 26, 2021, between RMR Mortgage Trust and Tremont Realty Advisors LLC, a copy of which is incorporated herein by reference from Exhibit 10.2 to the Current Report on Form 8-K filed by RMRM on April 27, 2021.

Exhibit 99.7	Joint Filing Agreement, dated as of April 29, 2021, by and among Tremont Realty Advisors LLC, The RMR Group LLC, The RMR Group Inc., ABP Trust and Adam D. Portnoy. (Filed Herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2021
(Date)

TREMONT REALTY ADVISORS LLC

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, President and Chief Executive Officer
(Name/Title)

THE RMR GROUP LLC

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, Executive Vice President and Chief Financial Officer
(Name/Title)

THE RMR GROUP INC.

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, Executive Vice President and Chief Financial Officer
(Name/Title)

ABP TRUST

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, Treasurer
(Name/Title)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).